Filed by Syncor International Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12 under
                                      the Securities Exchange Act of 1934
                        Subject Company: Syncor International Corporation
                                               Commission File No. 0-8640

THE FOLLOWING IS THE TEXT OF AN EMAIL DISTRIBUTED TO SYNCOR EMPLOYEES:

From: Kredell, Pamela
Sent: Friday, June 14, 2002 11:14 AM
To: Everyone
Subject: On behalf of Monty Fu and Bob Funari

To:  All Syncor Business Partners

From: Monty Fu and Bob Funari


Today, Friday, June 14, 2002, Cardinal Health and Syncor International issued a press release announcing that a definitive agreement has been signed whereby Cardinal Health will acquire Syncor International
Corporation.

Developments in healthcare have greatly expanded our understanding of the nature of disease, opening up the door to exciting new opportunities in pharmaceuticals, biotechnology, and nuclear medicine. By combining our resources, our skills, and our relationships, Syncor and Cardinal Health can maximize the potential of these opportunities. The future of Syncor has never been brighter than it is today.

In this message, Monty Fu and I would like to address the broad issues associated with this decision and answer preliminary questions you might have. Please be aware that many issues cannot be discussed at this time because of legal restrictions. However, we are committed to communicating news to you as directly as possible and today's communication is designed to answer some of the early questions that we know will arise.

What does this mean for Syncor and Cardinal Health ?

Syncor and Cardinal Health have signed a definitive agreement to merge Syncor into Cardinal Health. Once the transaction receives regulatory clearance and is approved by our shareholders, the deal will be closed and we will work with Cardinal Health to integrate our two organizations.

When will the transaction be completed?

We hope to close the transaction by the end of the year, but it will depend on how quickly we receive regulatory clearance and shareholder approval.

How will the financial transaction for this event work?

Under the plan announced June 14, Syncor has agreed to a merger with Cardinal Health involving a stock swap. Syncor shareholders will receive shares of Cardinal Health stock for the Syncor shares they own. The transaction must be approved by U.S. regulatory agencies and Syncor's shareholders.

How will this transaction affect the different business units within Syncor?

Once the sale is completed, Syncor Pharmaceutical Services will continue to report through its existing management structure as a division of Cardinal Health.

As we announced in our press release, we have decided to exit the imaging business. We have had some important discussions with several qualified potential buyers of CMI and we will communicate further developments as they occur.

We understand that these changes create concern and discomfort. We are committed to keeping you all informed in as direct and timely a manner as possible.

How does this affect my Syncor stock and stock options?

This merger must be approved by the shareholders of Syncor. If the transaction is approved by the shareholders and is cleared by the appropriate governmental authorities, each Syncor shareholder will receive ..52 shares of Cardinal Health stock for each share of Syncor stock that he or she owns. In addition, each Syncor option will be rolled over into a fully-vested option to acquire .52 shares of Cardinal Health stock with an exercise price reflecting a corresponding adjustment. The options will remain subject to all other terms of the relevant option plans.

How does this agreement help Syncor?

Recently, we began to consider redirecting our strategy in several significant ways. Most critically, we made a decision to focus our resources and future business development efforts on two emerging growth opportunities in SPS - complex pharmaceuticals and nuclear oncology. This transaction will allow Syncor to access Cardinal Health's extensive network of relationships with both pharmaceutical and biotechnology companies in pursuing these opportunities. In addition, Cardinal Health has the financial capital and other critical resources that will ensure our ability to pursue our shared strategies.

How does this agreement help Cardinal Health?

Cardinal Health is a highly successful, principled organization with a desire to invest and grow its businesses. The Cardinal Health executive team views Syncor as an organization that shares a common commitment to excellence and a passion for customer service and performance.

What happens until the sale is approved and final?

Business as usual. Our field operations and corporate departments will continue to focus on their ongoing responsibility to serve their customers. There is no reason for us to do anything differently at this time. All Syncor benefit programs including the ESSOP/401k and UPPEP will remain unchanged prior to the transaction being completed.

What will happen to my job?

Cardinal Health is very impressed with Syncor as a company and the intellectual capital provided by its employees, and as a result has no plans for significant changes which would affect current Syncor employees. We understand that your continued employment, as well as the security that comes with the compensation and benefits you receive from Syncor is of great importance to you. We also know that you have a lot of questions about what this merger will mean to you. Decision will be made over a period of time that can provide you with answers to those questions. You should know that as soon as these decisions are made, they will be communicated to you. We ask for your patience and support during this period.

When can we start working with CPSI labs?

It's important that we don't discuss specific customer information, pricing, or marketing efforts with Syncor or otherwise coordinate our strategies until the acquisition receives regulatory clearance and is concluded. Please do not approach Syncor until we let you know that the transaction is final. Similarly, if you are approached for any information, please check with Rod Boone before you respond to any inquiries.

Where can I go for further clarification?

This communications is the first of many ongoing messages that will discuss the progress of this transaction. This first communication is just a start. However, you have our commitment and that of Cardinal Health management to keep you as informed as possible and to give you as much advance notice of changes as possible. We will communicate as openly as we can, within regulatory guidelines, and information will be made available to all Syncor Business Partners electronically and through your supervisors. In addition, I will commit to giving you periodic updates in my regular phone mail messages. We will be filing documents with the SEC that will contain further information about the transaction and will be publicly available.

                                   # # #

Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor International Corporation ("Syncor") intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Cardinal, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Syncor and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor.